April 23, 2007

Securities and Exchange Commission

Office of Applications and Report Services

100 F Street, N.E.

Washington, D.C. 20549

Re:     Insured Fidelity Bond of The Korea Fund, inc. (File No. 811-04058)

Ladies and Gentlemen:

Enclosed for filing on behalf of the above-referenced registered management investment company (the “Fund”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, are the following documents:

(i)

A copy of the Fidelity Bond Binder (the “Bond”), effective April 1, 2007, issued by St. Paul Fire and Marine Insurance Company, the primary policy for $1.25 million, insuring the Fund is attached under Exhibit 1;

(ii)

A copy of the resolutions of a majority of Directors of the Board who are not “interested persons” of the Fund, approving the amount, type, form and coverage of the Bond and the premium to be paid by the Fund is attached under Exhibit 2; and

(iii)

The Fund is maintaining a single insured bond in the amount of $1,250,000, which is sufficient coverage for its gross assets of $878,323,867, as of March 30, 2007 and as required under paragraph (d) of Rule 17g-1.

Premium for the Bond has been paid from April 1, 2007 through the period ending March 31, 2008.

If there are any questions regarding this filing, please contact the undersigned, at (212) 739-3222.

Very truly yours,

Thomas J. Fuccillo

Secretary and Chief Legal Officer

Allianz Global Investors of America L.P.

1345 Avenue of the Americas

New York, NY 10105

212.739.3000